October 2, 2014
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:	Express Scripts Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-35490

Ladies and Gentlemen:
Express Scripts Holding Company (“the Company”) has received the comment letter from the Staff of the Securities and Exchange Commission (“the Staff”) dated September 22, 2014 (the “Comment Letter”) related to the above referenced filing.
We have commenced work on a letter in response to the Staff’s comments. However, the Company requires additional time to respond fully to the Staff’s comments.
Accordingly, we respectfully request an extension of the time to respond to the Comment Letter. We anticipate filing our response on or before October 20, 2014.
We are grateful for the Staff’s assistance in the matter. Please do not hesitate to contact me at (314) 684-6721 with any questions you may have regarding this request.
Sincerely,
Express Scripts Holding Company
/s/ Christopher K. Knibb_____________________
Christopher K. Knibb
Vice President and Chief Accounting Officer

cc:	George Paz, Chairman and Chief Executive Officer
Cathy R. Smith, Executive Vice President and Chief Financial Officer